EXHIBIT 99.1

Kinross releases 2025 Sustainability Report

Strong ongoing commitment to Sustainability, contributing $4.9 billion in economic benefits through payments to governments, wages, procurement and community support

TORONTO, June 01, 2026 (GLOBE NEWSWIRE) --

Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross” or the “Company”) is pleased to announce the publication of its 2025 Sustainability Report (the “Report”), providing comprehensive insights into its Sustainability Strategy, priorities, and performance over the past year. The 18th edition of the Report is available at www.kinross.com/2025-Sustainability-Report.

“Mining responsibly is central to how we operate and sustainability is a core part of Kinross’ culture, strategy and plans for future growth,” said J. Paul Rollinson, CEO. “Our values-driven approach guides our Sustainability Strategy, which prioritizes three focus areas: People, Planet and Efficiency. These areas emphasize what’s important to us – the wellbeing of our workforce and communities, protecting the environment, and using energy, water, and land as efficiently as possible. Our 2025 Report provides an update to our stakeholders on the performance and projects that underscore our commitment to Sustainability.”

Kinross maintained strong performance across core sustainability metrics and continued to be recognized in 2025 across Sustainability ratings and rankings. The Company maintained its high standing in the S&P Corporate Sustainability Assessment, remaining in the top 10 of the Mining and Metals Sector. As of May 1, 2026, Kinross has been included in the Dow Jones Best in Class World Index and the Dow Jones Best in Class Index North America. The Company has also been included in the S&P Global Sustainability Yearbook for 2026 for the 13th consecutive year.

Kinross also continued to demonstrate strong governance and adherence to industry-leading standards. The Company was the top scoring mining company in The Globe and Mail’s annual corporate governance ranking. It also maintained conformance for the fifth consecutive year with the Responsible Gold Mining Principles (RGMPs), established by the World Gold Council.

Highlights from the 2025 Sustainability Report include:

People: Workforce and Community

  Continued to embed the Safeground Health & Safety program across the Company through increased field engagements and training, leadership, standardization and digital transformation. Since 2023, recorded approximately 14,000 Safety Excellence training completions.
  Launched a new Critical Risk Management solution which addresses 18 Global Core Risks, including 14 for surface mining and four for underground mining.
  Increased female workforce representation to a high of 15% and returned to 30% female representation on Kinross’ Board of Directors (as of April 30, 2026). Total turnover improved to 9.8%, the best result in the past decade.
  Generated $4.9 billion in economic benefits to host countries through payments to governments ($722 million), wages ($809 million), procurement ($3.3 billion), and community investments ($19 million). Since 2010, Kinross has contributed $58 billion to the economies of host countries.
  Demonstrated ongoing commitment to local benefits within host countries, with local employment comprising 99% of the Company’s workforce and approximately 94% of management, and local procurement making up 87% of total procurement.
  Recorded approximately 1 million beneficiaries from $19 million spent on social investments and community programs, the highest social investment spend to date.

Planet – Nature and Climate

  Completed the update of the environment management system and nature strategy in line with the guidance from the Task Force on Nature-related Financial Disclosures (TNFD) framework.
  Completed a third-party physical climate risk analysis of infrastructure at sites and projects.
  For the 33rd year, maintained a record of zero tailings breaches and upheld high tailings management standards.
  Paracatu’s tailings facilities received the top-level AA classification from the Engineer of Record, under Brazil’s National Mining Agency’s recently introduced categories for dam management and monitoring.
  Achieved a waste recycling rate of 55%, a five-year high, which included organic waste programs at Paracatu and Tasiast, and approximately 20,000 tonnes of steel scrap recycled off-site at Tasiast.

Efficiency – Energy, Water and Land

  Maintained focus on energy efficiency through the completion of 38 energy efficiency projects, delivering savings of approximately $10.5 million, 12 million litres of fuel, and 8,925 MWh of energy. Together, these projects delivered savings of approximately 35,286 tonnes of CO2e in greenhouse gas emissions (GHG), representing an estimated GHG emissions reduction of 2.4% from 2024 emissions.
  Recorded a GHG intensity rate of 707 kg CO2/Au. eq. oz., remaining on track to achieve the Company’s 2030 intensity target.
  Leveraged the low emissions profile of power grids in South America as well as Kinross’ strategic investments in renewables:
    Renewable sources represented 23% of total energy consumption and 67% of electricity consumed in 2025.
    At Paracatu, approximately 94% of electricity consumed and 53% of energy consumed was from renewable sources.
    In Chile, a power purchase agreement provides 100% renewable electricity, representing 37% of total site energy consumption.
    Approximately 22% of electricity was generated from renewable sources at the Tasiast solar plant, representing 4% of total site energy consumption.
  Maintained efficient use of water with 75% of water recycled at operating mine sites, and rolled out the Kinross Water Management Standard across sites. In total, 26% of water consumed, representing 18 million m3 of water, was discharged or diverted back to the environment.
  Reclaimed 94 hectares (“ha”) of land at operating mine sites during 2025. Total cumulative land protected stands at 13,620 ha, representing 64% of land currently disturbed.

Governance

  Launched the “Mining with Integrity” program to reinforce awareness of Kinross’ Code of Business Conduct and Ethics.
  Continued engagement with suppliers on sustainability topics including emissions reductions, water resilience, and human rights. Within Kinross’ workforce (technology users), an 89% completion rate for a human rights training course was achieved.
  Completed a cybersecurity due diligence assessment.
  Completed crisis management training at Corporate and sites.

The 2025 Report maintains our established practice of alignment with the voluntary standards of the Sustainability Accounting Standards Board (SASB) Mining and Metals Sustainability Accounting Standards, the Global Reporting Initiative (GRI) Standards, and the Task Force on Nature-related Financial Disclosures (TNFD) framework. It also continues our work towards alignment with the European Union’s (EU) Corporate Sustainability Reporting Directive (CSRD).

In addition to summarizing the Company’s performance in 2025, the Report also outlines goals for 2026, including:

  Continued priority focus on health and safety through Safeground;
  Workforce skills training;
  Strong community relationships and social investment;
  Continued comprehensive nature stewardship;
  Building on existing and new opportunities for further efficiencies in energy, water, and land; and
  Continued strong governance.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact
Samantha Sheffield
Director, Corporate Communications
phone: 416-365-3034
Samantha.Sheffield@Kinross.com

Investor Relations Contact
David Shaver
Executive Vice-President, Investor Relations & Communications
phone: 416-365-2854
InvestorRelations@Kinross.com

Source: Kinross Gold Corporation